Research and Development Agreement

    InNexus Corporation

Exhibit 4.18

Research & Development Agreement

This Research and Development Agreement (the “Agreement”) dated as of August 15, 2003 (the “Effective Date”), is made by and between

INNEXUS BIOTECHNOLOGY INTERNATIONAL LIMITED a company incorporated under the laws of Barbados having an office Parker House, Wildey Business Park, Wildey Road, St. Michael, Barbados  and its affiliate Companies, ( “InNexus”) on one hand,

and

Corixa Corporation., a company located at 1124 Columbia Street, Suite 200, Seattle, WA  98104 (hereinafter referred to as “CORIXA”).

RECITALS

Whereas, InNexus has rights to SAT Technology, useful for modifying monoclonal antibodies to create new drugs with enhanced therapeutic potency; and

Whereas, CORIXA would like to confirm that certain of its proprietary monocolonal antibodies and monoclonal antibodies that it is developing (“Mabs”) , demonstrate enhanced  therapeutic potency following SAT Technology modification; and

Whereas, both parties desire to perform a collaborative study (the “Feasibility Study”) to evaluate the feasibility and potential for SAT Technology to be used with certain Mabs.

Now, therefore, in consideration of the foregoing premises, and obligations set forth in this Agreement, the parties hereby agree as follows:

1.

DEFINITIONS.  Defined terms not otherwise defined herein shall have the meanings set forth in the License Agreement, dated as of the date hereof, between CORIXA and InNexus (as amended, the “License Agreement”).

“Confidential Information” shall mean any information provided by one party hereunder to the other party hereunder, including all information regarding the SAT Technology and Mabs and all study results, experimental data, correspondence, and other information arising from the activities contemplated by this Agreement, including the existence of this Agreement and as specified in the Confidentiality Agreement between the two companies.

“Trademarks” shall mean any and all trademark, trade dress, including any application or registration related thereto.

“Technical Information” means any and all technical data, information, materials, including samples, chemical manufacturing data, toxicological data and pharmacological data, clinical data, medical uses, formulations, specifications and quality control testing data.

Confidentiality shall mean the Confidentiality clauses as included in a previous Confidentiality Agreement between the Companies.

Immunoconjugates shall mean Mabs conjugated with an autophillic peptide thru linkage to a nucleotide binding site, tryptohane binding site or N-linked carbohydrate.

2.

Feasibility Study - Both parties will work together to complete the Feasibility Study of the SAT Technology combined with the Mabs that are to be identified by Corixa and included in this Agreement. CORIXA shall have the option to have a Feasibility Study conducted under this Agreement for up to four different Mabs in combination with the SAT Technology, the first of which is the GM-2 Mab.  Corixa shall be responsible for selecting any such Mab to be included under this Agreement.  Upon selection of a Mab to be to be tested under this Agreement, the parties shall design experiments for the additional Mab and Exhibit B shall be amended to include the additional experiments  Each of the parties will be responsible for the conduct of experiments, studies and other activities as described in Exhibit B.   Each of the parties shall be responsible for its own costs and expenses associated with each party’s activities outlined in Exhibit B. The work outlined in Exhibit B shall begin when designated by the two parties, commencing September 15, 2003 for the first antibody and subsequently, no later than two weeks after formal notification by CORIXA to InNexus of additional antibodies that it wishes to include under this agreement. InNexus has the right to decline to participate in SAT Technology modification of any antibody it deems. Both parties anticipate that 6 months will be required to complete the activities as outlined in Exhibit B for each Mab selected by CORIXA.  Both parties agree to meet as necessary, either in person and/or by phone, at mutually agreeable times and places to review and discuss the results of the experiments and studies outlined in Exhibit B, to clarify any issues which may arise concerning detailed experimental/study protocols, and, if necessary, to modify by mutual consent the study plan as outlined in Exhibit B.

3.

Study Results - InNexus will provide to CORIXA reports of the results for each of the experiments or studies InNexus conducts as outlined in Exhibit B, such reports to be provided to CORIXA in a timely manner following the completion of each experiment or study. Any and all reports communicated to CORIXA by InNexus within the scope of this Agreement, may be freely used by CORIXA but only for its own internal purposes. CORIXA will provide to InNexus reports of the results for each of the experiments or studies CORIXA conducts as outlined in Exhibit B, such reports to be provided to InNexus in a timely manner following the completion of each experiment or study. Any and all reports communicated to InNexus by CORIXA within the scope of this Agreement, may be freely used by InNexus for its own internal purposes.

4.

Confidentiality – The party receiving Confidential Information from the other, and both parties in the case of Confidential Information generated by a Feasibility Study, shall keep Confidential Information confidential and shall not disclose or reveal any Confidential Information to any person other than their employees or consultants who are directly participating in the investigations, studies or evaluations required or permitted hereunder and who have agreed in writing to this section, nor shall they use the Confidential Information for any purpose other than the performance of the investigations, studies, or evaluations required or permitted hereunder.  A party’s obligations under this section shall not apply to any part of the Confidential Information it can demonstrate:

(a)

Is or becomes generally known to the public other than as a result of disclosure by such party or its representatives;

(b)

Was or becomes rightfully available to it on a non confidential basis through no wrongful act of any third party;

(c)

Is independently developed by such party by persons who did not receive or have access to such Confidential Information (provided that such independent development is supported by competent written evidence); or

(d)

Is compelled to be disclosed by a court of competent jurisdiction or other governmental agency, provided that the recipient of the information provides prompt written notice of the disclosure to the disclosing party to enable the disclosing party to seek protective treatment.

CORIXA shall have the right to disclose Confidential Information, including without limitation material and data related to the Feasibility Study, to a third party in connection with a potential partnering transaction, investment, loan, merger or acquisition transaction with a party, provided, that, the third party has undertaken in writing an obligation of confidentiality similar to this Section 4.

The obligations under this Section 4 shall survive expiration or termination of this Agreement.

5.

Intellectual Property

InNexus is contributing the use of its patented SAT Technology to this collaboration. CORIXA is contributing its proprietary Mabs to this collaboration.  The SAT Technology is being applied to Mabs which are in development at Corixa and for which patents have been filed or will be filed in the future.  As such:

(a)

Except as may be set forth under the License Agreement, both Corixa  and InNexus will retain full rights to their respective intellectual property. .

(b)

Nothing in this Agreement shall be construed as granting a license, directly or indirectly, from either party to the other, for the use of one party’s Patents, Trademarks or Technical Information which are solely owned by one party, jointly owned by one party together with an unrelated third party, or licensed by one party from an unrelated third party.

(c)

Each party shall have full responsibility for the application, prosecution, and maintenance of Patents worldwide for those inventions that are solely owned by such party.

(d)

 InNexus agrees during this Agreement and for the period of 60 days from providing the last report to CORIXA, to not contact or collaborate with other companies for the use of the SAT Technology with any antibodies or target antigens evaluated  in the Feasibility Study.

(e)

If a party believes a new invention has been created as a result of this R&D Agreement, that party will draft a disclosure and provide copies to the other party. However, no subsequent action will be taken in filing a patent application, until and when a License is entered into by the Parties. In addition, there will be no grant of rights to either Party with the publication to the other Party of such a disclosure.

6.

Payment and Terms – Each Party will be responsible for their own costs in carrying out the research in Exhibit B. InNexus will use the Mabs as expressly permitted under this Agreement and not for any commercial use.  InNexus shall not use the Mabs in humans or in contact with any cells or other materials to be infused into humans.  InNexus shall use the Mabs in compliance with applicable federal, state and local laws and regulations.  InNexus shall not transfer the Mabs to any third person.

THE MABS ARE PROVIDED TO InNexus WITHOUT ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED.  CORIXA SHALL NOT BE LIABLE FOR ANY USE OF THE MABS BY INNEXUS, OR FOR ANY LOSS, CLAIM, DAMAGE OR LIABILITY, OF ANY KIND OR NATURE, WHICH MAY ARISE FROM OR IN CONNECTION WITH THIS AGREEMENT OR FROM THE USE, HANDLING OR STORAGE OF THE BIOLOGICAL MATERIALS.  No indemnification for any loss, claim, damage or liability is intended or shall be provided by any party under this Agreement.

Option – Upon execution of this Agreement, InNexus hereby grants to CORIXA an exclusive option (the “Option”) to the exclusive worldwide license described more particularly in Section 2.2 of the License Agreement, and according to the terms and conditions set forth in the License Agreement. The term of the Option shall commence upon signing of this Agreement and continue 182 months after initiation of studies with the Mab (the “Option Period”). Upon evaluation of the results from all the studies and experiments contemplated in this Agreement, CORIXA shall, at its sole discretion, decide whether it wishes to proceed with further development of the SAT Mabs which are the subject of this Agreement or to extend  the use of SAT technology to other antibodies or specific types of immunoconjugates.CORIXA may exercise the Option by providing written notification of such exercise at the address listed below, within the Option Period.

7.

Termination – CORIXA may terminate this Agreement after providing 15 business days prior written notice to InNexus in the event that InNexus has not, within 8 months of the date of signing of this Agreement, furnished to CORIXA written copies of all experimental and study reports, it is obligated to provide to CORIXA as outlined in Exhibit B.  In the event of such termination, CORIXA shall retain the right to negotiate and obtain commercialization rights as defined in Sections 7 and 9.  Termination by CORIXA for any other reason shall result in forfeiture of CORIXA’s Option.. InNexus may not terminate this Agreement for any reason, except for failure by CORIXA to conduct within a reasonable period of time the research it has committed to in Exhibit B. Termination of this Agreement does not release either party from the obligations provided in Sections 3, 4, 5(a), 5(b), 5(c), 5(d), 5(e) or 10, or any other sections surviving by operation of law. This Agreement shall automatically expire at the end of the studies contemplated in Exhibit B or 8 months thereafter of the signing of this Agreement if the studies contemplated in Exhibit B have not been completed, unless extended by mutual agreement of both parties or unless full payment provided for in Section 6 has been made.

8.

Other Provisions

8.1

The parties to this Agreement undertake toward each other to make, do or execute, at any time, any deed, thing or document necessary or useful to give full effect to this Agreement.

8.2.

This Agreement constitutes the complete and final Agreement among the parties regarding the matters set forth herein and replaces all prior contracts, agreements, commitments and understandings, verbal or written.

8.3.

No modification or amendment to this Agreement shall be valid and binding unless set forth in writing and duly executed by all parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give same and, unless otherwise provided, shall be limited to the specific breach waived.

8.4.

Any decision of an arbitration board or a court to the effect that any of the provisions of this Agreement are null and unenforceable shall in no way affect the other provisions of this Agreement or their validity or enforceability.

8.5.

The insertion of section headings is for ease of reference only and shall not affect the interpretation of this Agreement.

8.6.

This Agreement may be executed by the parties hereto in counterparts at different times and in different places without the parties hereto being in each other's presence. This Agreement shall then become in full force and effect upon the date of signature of the last of the parties hereto.

8.7.

This Agreement is governed by the laws in force in the State of Washington. All disputes arising in connection with the present Agreement shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one arbitrator appointed in accordance with the said rules. The arbitration proceedings shall take place in Seattle, WA.

8.8.

This Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto. This Agreement cannot be assigned in whole or in part by either party without the prior written consent of CORIXA or InNexus.

8.9.

Time is of the essence in this Agreement.  Each party shall be in default by the mere lapse of time for the performance of any of its obligations hereunder without the necessity of any notice to that effect.

IN WITNESS WHEREOF, the parties have executed this Agreement at the place and on the date referred to above.

SIGNED, SEALED AND DELIVERED By CORIXA CORPORATION in the presence of:	))))))	CORIXA CORPORATION
Name of Witness	)))))	Per: (s) (Name of Signatory and Office Held)
Occupation of Witness Address	))))))	Date:

SIGNED, SEALED AND DELIVERED By INNEXUS BIOTECHNOLOGY INTERNATIONAL LIMITED in the presence of:	)))	INNEXUS BIOTECHNOLOGY INTERNATIONAL LIMITED
“Illegible Signature” Name of Witness	)))))	Per: “Kenneth E.G. Taves, President” (Name of Signatory and Office Held)
Businesswoman Occupation of Witness PO Box 18M – 3062, Hamilton, Bermuda Address	))))))	Date: August 19, 2003

3405 172nd Street, 196

Arlington, WA 98223

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Research and Development Agreement

    InNexus Corporation

EXHIBIT A

Intellectual Property

SuperAntibody Technology

Patent Rights

United States Patent	6,238,667
Kohler	May 29, 2001

Method of affinity cross-linking biologically active immunogenic peptides to antibodies

USPTO - Continuation in part	PCT/US02/16651
Kohler, Morgan	August 15, 2002

Fusion Proteins of Biologically Active Peptides and Antibodies

USPTO - Provisional	60/407421
Kohler, Morgan	September, 2002

Therapeutic Application of Dimerizing, Non-Covalent Antibodies

USPTO - Continuation in part	PCT
Kohler, Morgan	April, 2003

Fusion Proteins of Biologically Active Peptides and Antibodies

3405 172nd Street, 196

Arlington, WA 98223

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Research and Development Agreement

    InNexus Corporation

EXHIBIT B

Research and Development Plan

(1)

CORIXA will supply to InNexus at least 25 mg of purified  antibody which CORIXA intends to be evaluated under this Agreement. Any of these antibodies may be also supplied as a F(ab)2, Fab or ScFv for conjugation by InNexus. These Mabs will be to target antigens, selected by Corixa and part of their Internal Development Program.  Antibodies will be >95% pure, of the IgG class and with moderately high affinity (Kd 1-10nM) for their antigens. Mabs to be supplied in non-nucleophilic buffer (e.g. phosphate) in the pH range 7 to 8

(2)

InNexus will modify these antibodies with the autophillic peptide or a variation thereof and with a peptide with a  with the same amino acids but with a mixed sequence (mixed peptide) to serve as a control. Antibodies will be modified at the IgG nucleotide binding site, tryptohane binding site, or through a carbohydrate linkage. InNexus will use a photo-label, covalent derivatization strategy which will aim to introduce at least 2 moles peptide/mole Mab or 1 mole peptide/mole Fab. InNexus will partially purify these materials and carry out preliminary characterization to confirm suitable derivitization.

(3)

InNexus will carry out the following immunoconjugate characterization studies towards achieving the specified goals:

Retention of antigen binding – the SAT Conjugate shall demonstrate no more than a 25% reduction in antigen binding compared to unmodified antibody from the same source as used in the conjugation

Presence of free peptide - Presence of no more than 5% free peptide in the conjugate preparation

(4)

InNexus will also carry out the following in vitro analysis towards achieving the following goals:

Increased binding (avidity). The SAT Conjugate shall demonstrate an increase in binding by at least 25%;

Monomericity. The SAT Conjugate preparation shall demonstrate no more than 10% presence of species with higher molecular weights than monomeric IgG1.

Comparison of mixed peptde and autophillic conjugates. The two batches of conjugate will be compared by the above assessments on antigen positive and antigen negative cells made available by Corixa.

(5)

InNexus will supply CORIXA with derivitized antibodies together with appropriate characterization data.  Sample size will probably be around 5-8  mg per conjugate batch depending on conjugation and purification efficiencies. Samples will be supplied as frozen solutions in phosphate buffered saline pH 7.4.

(6)

CORIXA will conduct confirmatory in vitro studies for enhanced apoptosis as well as studies aimed at determining an enhancement in complement-mediated killing (C’MC), antibody dependent cellular cytotoxicity (ADCC) or other in vitro measures of therapeutic efficacy it deems appropriate. Corixa can also choose to conduct in vivo studies in animal models of efficacy as well to determine the scalability of any conjugation/manufacturing process.

Checkpoints and Success Criteria:

*CORIXA and InNexus will meet / teleconference to review all data arising from the evaluation.

*The principal success criterion will be an improvement in in vitro parameters of therapeutic efficacy and increased antibody binding.

3405 172nd Street, 196

Arlington, WA 98223

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Research and Development Agreement

    InNexus Corporation

METHODS

Cell Lines and Antibody

Several human tumor cell lines isolated from malignant melanoma patients are available from American Culture Type Collection Initially we will use the SK-MEL-5 line (ATCC  HTB 70) This line is grown in Eagle’s MEM with non-essential amino acids, sodium, pyrovate, 1mM and Eagle’s BSS, 90% and fetal calf serum, 10%.

The antibody to be obtained from CORIXA is a humanized IgG1 directed against the glycolipid GM-1. To validate the superantibody technology 25 mg of affinity-purified antibody is required. The antibody should be provided as lyophilized protein. The antibody shall be soluble in PBS or saline.

Synthesis of antibody-peptide conjugate

T15H peptide (ASRNKANDYTTDYSASVKGRFIVSR), a VH-derived peptide from a self-binding antibody-T15 (5), will be synthesized by Genemed Synthesis (South San Francisco, CA).  Antibodies will be dialyzed against PBS (pH6.0) and 1/10 volume of 200 μmol/L NaIO4 is added and incubated at 4oC for 30min in the dark. The reaction is stopped by adding glycerol to 30 μM, and the sample will be dialyzed at 4oC for 30 min against PBS (pH 7.0). 100 times molecular excess of T15H or scrambled peptide will be added to the antibodies and incubated at 37oC for 1 h.  L-Lysine will be added and incubated at 37oC for 30min to block the remained aldehyde group. The same oxidation reaction steps (except adding the peptides) will be applied to antibodies used as controls. After the blocking step, the antibody-conjugates will be dialyzed against PBS (pH 7.2) overnight.

Alternatively, the affinity proprietary crosslinking protocol developed by INNEXUS will be used. This method is based on the affinity of tryptophan to sites on antibodies. 6-azidotryptophan will be synthesized and attached to the amino-terminal of the TH15 peptide. This azido-peptide is than photo-activated in the presence of anti-GM1 antibody in the crosslinking step.

Ig capture ELISA

4 μg/ml of anti-GM-1-T15H will be coated to Costar vinyl assay plates (Costar, Cambridge, MA). After blocking with 3 % BSA solution, 8 μg/ml of photobiotinylated anti-GM-1-T15H (15), anti-GM-1-scrambled peptide conjugate and control anti-GM-1 will be be added to the first wells, and 1:1 dilution will be performed. The antibodies will be be incubated for 2h at room temperature. After washing with PBS buffer, Avidin-HRP (Sigma, St. Louis, MO) will be added as a 1:2500 dilution. The binding antibodies will be visualized by adding substrate o-phenylenediamine.

Size exclusion chromatography

Antibody conjugate will be chromatographed on a 75 ml Sephacryl 300HR column (Pharmacia, Peapack, NJ). 1:10 diluted PBS (pH 7.2) will be chosen as elution buffer. Fractions (0.5 ml/each) will be collected and aliquots (100 μl) will be assayed on anti-human IgG capture ELISA. The ELISA reading (OD 490nm) is plotted against elution volume.

Viability assay for Antibody-treated cells

The SK-MEL-5 cells will be grown in 96-well tissue culture wells in 1-ml medium. 2 μg of antibodies or antibody-peptide conjugates will be added and incubated for various times as described in the result section. 10 μl aliquots from the cell suspension will be used to determine viability by using trypan blue exclusion.

FACS assay for cultured cells

The cultured  cells will be fixed with 1% paraformaldehyde.  1 x 106 cells will be suspended in 50 μl of staining buffer (Hanks' balanced salt solution, containing 0.1% NaN3, 1.0% BSA), then 1.5 μg of photobiotinylated anti-GM-1-T15H conjugates (15) will be added and incubated for 30 min on ice.  Control antibodies and antibody-scrambled T15 peptide conjugates served as controls. The cells will be washed twice with staining buffer before Avidin-FITC (Sigma) will be added to the cells for 30 min on ice. Then the cells will be washed twice with staining buffer, resuspended in 200 μl PBS and analyzed by flow cytometry.

Hoechst-Merocyanin 540 staining to detect apoptosis

1 x 106 of melanoma cells will be placed into 24-well tissue culture wells. 4 μg of antibodies or antibody-peptide conjugates will be added and incubated for various times as described in the result section.  1 x 106 cells will be removed from the culture, resuspended in 900 μl cold PBS (pH 7.2). 100 μl of Hoechst 33342 (50 μg/ml, Molecular Probe, Eugene, OR) will be added, the cells will be incubated at 37oC for 30 min in the dark. The cells will be centrifuged and resuspended in 100 μl PBS. Then 4 μl of MC540 solution (Molecular Probe) will be added, and a 20 min-incubation will be performed at room temperature in the dark. The cells will be pelleted, resuspended in 1 ml cold PBS (pH 7.2) and analyzed by flow cytometry (16).

DNA Ladder assay

Use standard, in lab protocols

ELISA apoptosis assay ( Roche kit: Cell Death Detection ELISA Cat No. 1 544 675)

This commercial kit detects histone-associated DNA fragments in the cytoplasm producing a photometric quantitative read-out for apoptosis.

3405 172nd Street, 196

Arlington, WA 98223

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Research and Development Agreement

    InNexus Corporation

Experimental Protocol

Testing of antibody against tumor

The human melanoma cells SK-MEL-5 will be used to verify the specificity of the anti-GM-1 monoclonal antibody. Flow cytometry will be used to demonstrate a greater than one log increase of fluorescence intensity over a control human antibody. A human GM-1 negative cell line will be used as negative control for the anti-GM-1 monoclonal.

Crosslinking of the anti-GM-1antibody with the autophilic peptide T15H

TheT15H peptide will be crosslinked to the antibody using the periodate treatment method for crosslinking via the Fc carbohydrate moiety. 5 mg of antibody will be used for the initial experiment. The effect of homodimerization will be evaluated using self-binding ELISA and size-exclusion chromatography.

Testing for self-binding

For the ELISA T15H-antibody will be insolubilized to the plastic plate. TH15-antibody will be biotinylated and allowed to bind to the plate. After washing the avidin-biotin read will be used to determine the degree of self-binding (homodimerization). As negative control, several naked antibodies, including the anti-GM1 will be used. Inhibition of selfbinding using the T15H peptide will establish the specificity of the dimerization.

A positive result should produce a doubling of “selfbinding” over negative control (naked antibody) in ELISA in a dilution protocol.

Inhibition by the T15H peptide should reverse the doubling effect.

For size-exclusion elution of T15H-antibody under reduced ionic strength shall yield material eluting at the monomeric and polymeric molecular species elution profile. Control with naked antibody shall elute at the monomeric position only. Re-chromatography of either the monomeric or the polymeric material shall again yield eluted material at of both apparent molecular weight.

Testing for enhanced tumor binding using ELISA

The T15H-antibody will be tested for binding to the melanoma cells attached to ELISA plate. SK-MEL-5 cells will be grown in 96 well plate and fixed. Control naked anti-GM1, another antibody  and TH15-anti-GM1 will be added followed by addition of biotin-goat anti-mouse Ig. ELISA color will be generated by avidin-HRP. Increase of binding by TH15-anti-GM1 over control indicates enhanced tumor binding.

Testing for enhanced tumor binding using FACS

Enhanced biding of TH15-anti-GM1 to melanoma tumor cells will also be evaluated using flow cytrometry. Enhancement will be established by comparing tumor fluorescence with naked and control antibody. An increase of more than one log fluorescence intensity will be recognized as significant enhancement.

Testing for enhanced induction of Apoptosis of tumor

The biological significance of enhancing the binding of anti-GM1 to melanoma cells will be demonstrated by comparing the induction of apoptosis of naked and modified anti-GM1 antibody.

Three assays will be used. (1) The DNA ladder assay, (2)  an ELISA based assay to detected fragments of DNA complexed to histone and (3) a FACS based assay that detects apoptotic cells.

Tumor cells will be grown in the presence or absence of control antibodies and TH15-anti-GM1 for up to 18 hrs. Cells will be harvested after 2, 4, 8 and 18 hrs and the amount of apoptosis will be determined. An increase of apoptosis greater then 50% will be recognized as significant enhancement.

3405 172nd Street, 196

Arlington, WA 98223

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